FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT NOVEMBER 17, 2005

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Results for the First Nine Months 2005
Summary
Group Review
Outlook for the business year 2005
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Cash Flows
Unaudited Consolidated Statement of Changes in Stockholders ´ Equity
Reconciliation from Adjusted EBITDA to Net Income
SIGNATURE

Results for the First Nine Months 2005
Highlights
•	Group financials boosted by acquisition of Mobiltel completed on July 12, 2005

•	Group revenues increase by 5.8% to EUR 3,205.8 million

•	Group operating income grows by 35.8% to EUR 559.4 million

•	Consolidated net income increases by 85.6% to EUR 375.5 million

•	Consolidated net debt increases by EUR 1,055.0 million to EUR 3,028.9 million compared to the end of December 2004

•	Wireline segment shows strong broadband growth, offset by lower revenues from traditional data and voice services

•	Strong wireless performance due to higher subscriber numbers and data growth
Note: All financial figures are based on U.S. GAAP; if not defined otherwise, all comparisons are given year-on-year
Consolidated 3Q 05 and 1-9M 05 financial figures of Telekom Austria include financial figures for Mobiltel for the period from July 12 through September 30, 2005. Mobiltel financial results are not included in 3Q 04 and 1-9M 04 results.

Summary

in EUR million	3Q 05	3Q 04	% change	1-9M 05	1-9M 04	% change
Revenues	1,191.3	1,046.2	13.9%	3,205.8	3,031.2	5.8%
Operating income	261.4	170.0	53.8%	559.4	411.8	35.8%
Net income	184.1	97.0	89.8%	375.5	202.3	85.6%
Adjusted EBITDA*	543.0	444.4	22.2%	1,375.1	1,250.8	9.9%
Earnings per share (in EUR)	0.37	0.20	87.4%	0.76	0.41	84.9%
Capital expenditures	128.5	115.2	11.5%	378.0	306.6	23.3%

in EUR million	Sept. 30, 2005	Dec. 31, 2004	% change
Net debt	3,028.9	1,973.9	53.4%
*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.
Vienna, November 16, 2005 — Telekom Austria AG (VSE: TKA; NYSE: TKA) today announced its results for the first nine months of 2005 ending September 30, 2005.
Completion of the Mobiltel acquisition as of July 12, 2005 positively impacted the group results. Consolidated 1-9M 05 financial figures of Telekom Austria include results for Mobiltel for the period from July 12 through September 30, 2005. Mobiltel is not included in previous quarters.
Year-to-date comparison:
During the first nine months 2005 consolidated group revenues increased by 5.8% to EUR 3,205.8 million.
Group operating income increased by 35.8% to EUR 559.4 million, benefiting from a substantial increase of 22.2% to EUR 444.4 million in the wireless segment due to the first time consolidation of Mobiltel and from an increase of 45.5% in the wireline segment to EUR 113.8 million.
Group operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 9.9% to EUR 1,375.1 million during 1-9M 05. This increase was caused by a 20.8% rise in the wireless adjusted EBITDA to EUR 740.6 million which more than offset a 2.3% decrease in wireline adjusted EBITDA to EUR 633.4 million.
Consolidated net income of Telekom Austria for the first nine months of 2005, including Mobiltel, rose by 85.6% to EUR 375.5 million, driven by higher operating income, slightly lower net interest expense and lower income tax expenses resulting from lower tax rate in Austria. Earnings per share increased from EUR 0.41 to EUR 0.76.
Both segments, including Mobiltel, contributed almost equally to the increase in group capital expenditures in 1-9M 05, which rose by 23.3% to EUR 378.0 million.
Quarterly comparison:
Group revenues increased by 13.9% to EUR 1,191.3 million during 3Q 05.
Wireline revenues decreased by 2.2% to EUR 534.4 million, primarily due to lower revenues from “data & IT-solutions including wholesale” and “switched voice monthly rental & other”. Higher revenues from “Internet access & media” partially offset the decline. On a comparable basis, excluding the one time recognition of universal services in the amount of EUR 0.9 million in 3Q 04, the decline amounted to 2.0%.
Wireless revenue increased by 28.1% to EUR 722.2 million, which is primarily attributable to the consolidation of Mobiltel. On a comparable basis, excluding Mobiltel, wireless revenues increased by
The presentation for the conference call and the key figures of the Telekom Austria Group in excel format (“Key figures 1-9M 2005”) are available on our website at www.telekom.at.
Results for the financial year 2005 will be announced on March 14, 2006.
Contacts:
Investor Relations
Peter E. Zydek
Head of Investor Relations
Tel: +43 (0) 59059 1 19000
E-Mail: peter.zydek@telekom.at
Corporate Communications
Martin Bredl
Telekom Austria’s Company Spokesman
Tel: +43 (0) 59 059 1 11001
E-Mail: martin.bredl@telekom.at
2 | Telekom Austria Group: Results for the First Nine Months 2005

5.6% to EUR 595.6 million in 3Q 05. This increase was primarily driven by higher equipment revenues due to advanced stock build up from dealers for Christmas business, higher monthly rental as a result of a larger subscriber base, and higher interconnection revenues both in Austria and abroad.
Group operating income rose by 53.8% to EUR 261.4 million during 3Q 05, reflecting a rise of 45.5% in the wireline and of 56.1% in the wireless segment.
Group operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 22.2% to EUR 543.0 million. Wireline adjusted EBITDA declined by 1.5% to EUR 217.0 million. Wireless adjusted EBITDA increased by 45.3% to EUR 325.6 million in 3Q 05. On a comparable basis, excluding Mobiltel, wireless adjusted EBITDA increased by 9.5% to EUR 245.3 million.
Quarterly net income rose by 89.8% to EUR 184.1 million in 3Q 05 primarily as a result of the consolidation of Mobiltel and due to the higher operating income despite higher net interest payments. Earnings per share improved by 87.4% from EUR 0.20 to EUR 0.37.
Net debt increased by 53.4% to EUR 3,028.9 million primarily as a result of additional debt incurred for the acquisition of Mobiltel. The acceleration of the share buyback programme and higher capital expenditures also contributed to this increase. Consequently, net gearing increased to 105.3% at the end of September 2005.
Group capital expenditures for 3Q 05 increased by 11.5% to EUR 128.5 million.
Mobiltel Acquisition
On July 12, 2005, Telekom Austria acquired 100% of Mobiltel for a cash consideration of EUR 905.5 million and EUR 504.9 million of debt assumed. The total amount includes EUR 70.4 million debt incurred for the acquisition of an UMTS licence and cost related to the acquisition. An additional EUR 280.2 million are payable in 4Q 05.
Mobiltel results are included in the consolidated financial results from July 12 through September 30, 2005. For comparative purposes, Mobiltel stand-alone financial results for 3Q 04 and 3Q 05 as well as the contribution of Mobiltel to consolidated results for the Group in 3Q 05 and year-to-date are shown on page 22.
Mobiltel’s contribution to the consolidated financial results of Telekom Austria for 3Q 2005 for the period from July 12, 2005 to September 30, 2005 augmented to EUR 127.5 million in revenues, EUR 80.3 million in adjusted EBITDA and EUR 49.3 million in operating income.
Reporting changes
In 4Q 04 Telekom Austria adopted SFAS 123 to account for the stock-based compensation retrospectively as of January 1, 2004. The total compensation cost amounted to EUR 4.5 million for 2004. Thereof approximately EUR 1.9 million were attributable to 3Q 04 leading to a minor adjustment of the reported figures for this quarter.
Telekom Austria Group: Results for the First Nine Months 2005 | 3

Group Review
Revenues and operating income by segment
Wireline
Year-to-date comparison:
Wireline revenues, including a one-off item in 2004, decreased by 2.2% to EUR 1,600.0 million during the first nine months of 2005. Wireline revenues in 1-9M 04 included the one-time recognition of EUR 13.9 million for services rendered to alternative service providers under Telekom Austria’s universal service obligation from 1999 through September 30, 2004. Adjusted for this one-time effect, wireline revenues declined by 1.3%.
The decline in wireline revenues was caused by a reduction in revenues from “data & IT-solutions including wholesale” as well as a lower number of access lines resulting in lower “switched voice monthly rental & other” revenues. “Data & IT-solutions including wholesale” revenues were impacted by general price pressure in the international data business, a transfer of a product now reported under “Internet access & media” and a one-off revenue item in 3Q 04.
Operating income increased by 45.5% to EUR 113.8 million due to lower depreciation and amortization expenses, lower employee costs and a substantially lower net loss from retirement of long lived assets, which fell from EUR 20.4 million in 1-9M 04 to EUR 3.9 million in 1-9M 05. Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) decreased by 2.3% to EUR 633.4 million during 1-9M 05 compared to the same period last year primarily driven by lower revenues. On a comparable basis, excluding the one-time effect from recognition of universal services in the amount of EUR 13.9 million, the decrease amounted to 0.2%.
Quarterly comparison:
ADSL showed continuous growth of 30,700 net adds in 3Q 05 compared to 17,400 in 3Q 04. Although ADSL net adds continued to rise on a year-on-year comparison, net adds were impacted by the usual slowdown during summer. The total number of ADSL lines (including 101,700 wholesale customers) increased by 55.6% to 525,800 at the end of 3Q 05 compared to 338,000 at the end of 3Q 04.
In September 2005 Telekom Austria expanded its ADSL product portfolio by launching new broadband products for retail and business customers. Retail customers are now offered a product with no download volume limitation (fair use regulation) and 2 Mbps download speed. The new BusinessSpeed product line for the first time provides business customers with an attractive 800 MB entry level package.
Following the slowdown seen in 2Q 05 the rate of decline of total voice minutes remained stable compared to the previous quarter with a reduction of 5.6% to 1.2 billion minutes compared to 3Q 04. Total voice market in Austria declined more significantly by 8.5%, primarily due to fixed-to-mobile migration and lower
Note: Detailed operational figures of the wireline segment are shown in the appendix on page 21
Wireline

in EUR million	3Q 05	3Q 04	% change	1-9M 05	1-9M 04	% change
Revenues	534.4	546.4	-2.2%	1,600.0	1,635.2	-2.2%
Operating income	54.7	37.6	45.5%	113.8	78.2	45.5%
Adjusted EBITDA*	217.0	220.3	-1.5%	633.4	648.5	-2.3%
*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.
4 | Telekom Austria Group: Results for the First Nine Months 2005

national call volumes. Including Internet dial-up minutes, total minutes declined by 14.7% to 1.7 billion minutes in 3Q 05 compared to 3Q 04, reflecting the continuing migration of dial-up customers to higher value broadband products.
Telekom Austria further increased its voice market share to 55.9% at the end of 3Q 05, compared to 54.0% at the end of 3Q 04 reflecting its strong position in the Austrian voice market. Market share including Internet dial-up increased to 56.2% compared to 55.2% at the end of September 2004.
Compared to September 30, 2004, the number of access lines declined by 3.7% to 2.82 million, primarily as a result of fixed-to-mobile migration, and, to a lesser extent, by unbundling activities of alternative operators. This is a stable rate of decline of 3.7% in the number of access lines compared to previous quarters.
The number of TikTak lines grew to 1.56 million at the end of September 2005 compared to 1.42 million at the end of September 2004. TikTak bonus packages totalled 592,700 at the end of September 2005 compared to 310,500 a year ago.
The number of unbundled lines rose to 108,600 at the end of 3Q 05, compared to 59,400 at the end of 3Q 04 and 97,000 at the end of 2Q 05.
Average voice tariff declined from 7.9 cents per minute in 3Q 04 to 7.7 cents in 3Q 05 as a result of a shift in call mix and a reduction of fixed-to-mobile tariffs at the beginning of 2005.
Total wireline revenues decreased by 2.2% to EUR 534.4 million during 3Q 05 compared to 3Q 04. The decline is primarily due to lower revenues from data & IT-solutions, monthly rental and voice traffic.
Revenues from “switched voice traffic” declined by 3.6% to EUR 97.6 million during 3Q 05, compared to the same period last year, due to lower call volumes as well as a lower average voice tariff.
“Switched voice monthly rental & other” revenues declined by 3.0% to EUR 137.8 million, with the rising number of bonus packages partially offsetting the lower number of access lines.
Revenues from “payphones & value added services” decreased by 14.7% to EUR 12.2 million in 3Q 05 primarily as a result of lower payphone usage.
Revenues from “data & IT solutions including wholesale” fell in 3Q 05 by 7.2% to EUR 104.3 million. This decline was caused by continued general price pressure in the international data business and on leased line tariffs. The comparison also includes an internal transfer of revenues in the amount of EUR 1.2 million to “Internet access & media” and non-recurring revenues in the amount of EUR 2.0 million recorded in 3Q 04.
Revenues from “Internet access & media” showed a strong increase by 17.6% to EUR 59.6 million as a result of a higher number of ADSL lines, albeit with a lower ARPU. The contribution from dial-up products fell as customers migrated to higher value ADSL products.
“Wholesale voice & Internet” revenues amounted to EUR 90.3 million in 3Q 05 and remained almost stable compared to 3Q 04.
“Other wireline” revenues fell by 6.9% to EUR 32.6 million during 3Q 05, primarily as a result of lower revenues from directory services and other minor adjustments. Equipment revenues were stable compared to last year.
Operating income increased by 45.5% to EUR 54.7 million in 3Q 05 primarily due to lower employee costs and depreciation and amortization charges. Lower employee costs reflect lower headcount numbers and cost of EUR 14.7 million included in 3Q 04 for accelerated
Telekom Austria Group: Results for the First Nine Months 2005 | 5

headcount reduction in 2004. Depreciation, amortization and impairment charges declined by 11.2% to EUR 162.4 million during 3Q 05 compared to the same period last year as a result of strict capital expenditure management.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) fell by 1.5% to EUR 217.0 million in 3Q 05 as the decline in wireline operating expenses could not completely offset the revenue decline.
The number of customers at Czech On Line was 199,200 at the end of 3Q 05, compared to 261,300 at the end of 3Q 04 and 212,500 at the end of 2Q 05. Migration of dial-up subscribers to ADSL- or GSM-based access was the primary reason for this development. Despite this development, revenues of Czech On Line grew by 1.2% in 3Q 05, compared to the same period last year, due to a substantial increase in the number of higher-value DSL and voice customers.
The declining trend in dial-up business and regulatory changes led to pressure on margins and an increase of the operating loss from EUR 0.1 million in 3Q 04 to a loss of EUR 1.0 million in 3Q 05. Adjusted EBITDA turned from EUR 0.5 million to a loss of EUR 0.3 million.
In response to these developments, Czech On Line has increased its marketing and sales efforts and is currently evaluating the possibility of introducing new services and applications.
Wireless
Year-to-date comparison:
Operating revenues in the wireless segment, including Mobiltel for the period July 12 to September 30, 2005, rose by 12.7% to EUR 1,784.3 million during the first nine months 2005. On a comparable basis, excluding Mobiltel, wireless revenues increased by 4.7% to EUR 1,657.7 million. All companies contribute with higher monthly rental revenues as a result of higher subscriber numbers to this growth. Strong data business, equipment revenues, roaming and interconnection also contributed to growth in operating revenues.
Operating income rose by 29.1% to EUR 444.3 million and operating income before depreciation, amortization and impairment charges (adjusted EBITDA) increased by 20.8% to EUR 740.6 million, as Mobiltel was consolidated for the period from July 12, 2005. On a comparable basis, excluding Mobiltel, wireless operating income rose by 14.7% to EUR 394.9 million driven primarily by higher operating revenues and by a one-time gain in the amount of EUR 12.9 million from the sale of a UMTS frequency package and GSM equipment in Austria in 1-9M 05. Operating income before depreciation, amortization and impairment charges on a comparable basis (adjusted EBITDA), excluding Mobiltel, rose by 7.7% to EUR 660.3 million.
Quarterly comparison:
Wireless revenues increased by 28.1% to EUR 722.2 million in 3Q 05 compared to EUR 563.9 million in 3Q 04. Consolidation of Mobiltel for the period from July 12, 2005 to September 30, 2005 contributed
Note: Detailed operational figures of the wireless segment are shown in the appendix on page 22 and 23.
Wireless

in EUR million	3Q 05	3Q 04	% change	1-9M 05	1-9M 04	% change
Revenues	722.2	563.9	28.1%	1,784.3	1,583.2	12.7%
Operating income	206.3	132.2	56.1%	444.3	344.2	29.1%
Adjusted EBITDA*	325.6	224.1	45.3%	740.6	613.2	20.8%
*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.
6 | Telekom Austria Group: Results for the First Nine Months 2005

EUR 127.5 million. On a comparable basis, excluding the contribution from Mobiltel, wireless revenues grew by 5.6% to EUR 595.6 million. A higher number of subscribers, more data packages and premium services sold, a higher share of contract customers and advanced stock build up for Christmas resulted in the strong increase of monthly rental revenues by 17.7% due to advanced ordering by dealers to build up stock for Christmas sales.
Operating income, including Mobiltel, increased by 56.1% in 3Q 05 to EUR 206.3 million, as higher revenues made up for an 19.5% increase in wireless expenses. Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 45.3% to EUR 325.6 million in 3Q 05.
On a comparable basis, excluding the effect of the consolidation of Mobiltel, wireless operating income rose by 18.7% to EUR 156.9 million and operating income before depreciation, amortization and impairment charges (adjusted EBITDA) by 9.5% to EUR 245.3 million during 3Q 05 compared to 3Q 04.
At the end of September 2005 the total number of subscribers increased by 75.5% to 8.5 million, compared to 4.8 million at the end of September 2004 and 5.0 million at the end of June 2005. This was primarily driven by the acquisition of Mobiltel. On a comparable basis, excluding Mobiltel, the wireless subscriber base grew by 6.3% to 5.12 million subscribers.
mobilkom austria
The subscriber numbers of mobilkom austria rose by 3.7% to 3.31 million at the end of September 05 compared to the same time last year. The share of contract subscribers improved to 55.8% in 3Q 05 from 53.8% a year ago.
Market share showed a slight decrease to 39.5% at the end of September 05 (41.8% at the end of September 04) compared to 39.8% at the end of June 05 due to increased competition in the low end customer segment of the market. Austrian mobile penetration stood at 102.6% at the end of September 2005 compared to 93.7% at the end of September 04.
Churn rates showed a marginal increase to 4.4% in 3Q 05 compared to 4.0% in 3Q 04 which was primarily caused by higher churn in the prepaid customer base.
Data business continues to show strong performance, with data revenues, as a proportion of traffic-related revenues, rising from 12.1% during 3Q 04 to 17.5% during 3Q 05. Similarly to 2Q 05, this strong rise reflects the increasing penetration of GPRS- and UMTS enabled handsets, which led to a higher usage of data services such as Vodafone live!, as well as the success of mobile broadband products such as Vodafone Mobile Connect Card UMTS. So far, mobilkom austria has sold 37,000 Vodafone Mobile Connect Card UMTS and 330.000 Vodafone live! packages.
mobilkom austria enhanced its data product portfolio with the introduction of the Vodafone Mobile Connect Card UMTS+EDGE, which was launched in September 2005. It is the first card in Austria that supports all available technologies such as UMTS, EDGE, and GPRS/GSM, thereby offering high speed wireless access to customer laptops. The new card can also be upgraded to HSDPA (High Speed Download Packet Access). mobilkom austria plans to start offering HSDPA in 1Q 2006. 3G network coverage reached 97% at the end of 3Q 05 with a combination of EDGE and UMTS.
The number of SMS charged increased by 6.6% to 131.3 million in 3Q 05.
Revenues of mobilkom austria increased by 3.3% to EUR 442.6 million during 3Q 05. The increase was primarily a
Telekom Austria Group: Results for the First Nine Months 2005 | 7

consequence of higher monthly rental and equipment revenues. The increase in monthly rental revenues resulted from higher subscriber figures, a higher number of data package subscriptions sold, as well as premium services such as ring tones and ring-back tones. Traffic revenues declined, as a 8.1% increase of average minutes of use charged per subscriber (MoU) could not offset lower prices also leading to a 3.8% reduction in average revenues per user (ARPU).
Subscriber acquisition cost (SAC) in 3Q 05 fell by 43.8% to EUR 10.8 million and subscriber retention cost (SRC) decreased by 29.0% to EUR 14.2 million. SAC’s fell as less costly handsets were sold in line with competition mainly taking place at the low end segment of the market. SRC’s fell due to fewer handset replacements in combination with lower acquisition cost per handset.
Operating income increased by 18.6% to EUR 109.2 million as higher revenues outweighed higher expenses for interconnections and services received. Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) increased by 9.9% to EUR 172.3 million during 3Q 05.
On September 29, 2005 the regulatory authority released a draft decision on mobile termination rates of all mobile network operators in Austria. The draft decision provides a gliding path requiring each mobile operator to reduce mobile termination rates every six month by 0.54 cents starting November 1, 2005 until they reach the level of the most efficient operator.
mobilkom austria is expected to reduce its termination rate in steps to 10,34 Eurocent on November 1, 2005 and to 9,82 Eurocent on June 30, 2006. A final decision is outstanding.
Mobiltel
Mobiltel has been consolidated into Telekom Austria’s wireless segment since July 12, 2005. As a result, Mobiltel’s contribution to Telekom Austria’s consolidated financial results for 3Q 05 is not equal to Mobiltel’s full 3Q 05 result. To facilitate better comparison of quarterly financials in this section, figures below are presented on a stand-alone basis for full 3Q 04 and 3Q 05 (from July 1 to September 30). During the period until July 12, 2005, Telekom Austria was not involved in the management of Mobiltel, therefore, figures relating to periods prior to July 12, 2005 are provided for comparative purpose only.
The integration of Mobiltel into the Telekom Austria Group is proceeding well and showed first positive results. mobilkom austria formed a strategic core team and appointed the former CEO of VIPnet as new CEO of the company to ensure smooth ownership transition and integration of the company into the wireless segment of the Telekom Austria Group.
With 3.33 million subscribers at the end of 3Q 05 Mobiltel increased its subscriber base by 10.6% compared to 3.01 million in 3Q 04. Mobile penetration in Bulgaria increased significantly and reached 69.7% at the end of 3Q 05 compared to 57.3% in 3Q 04. The share of contract subscribers rose to 35.4% in 3Q 05, compared to 34.5% in 3Q 04. Bulgaria remains predominantly a prepaid market. Mobiltel is the leading operator in Bulgaria with a market share of 60.8% as of September 30, 2005, down from 66.9% a year ago, as a result of new subscriber additions by the competitor Globul.
Churn among both contract and prepaid customers declined from 6.8% in 3Q 04 to 5.9% in 3Q 05. Mobiltel started in 4Q 04 a loyalty program for post paid customers which is reflected in lower post paid churn in 2005.
Average revenues per user (ARPU) were EUR 12.8 in 3Q 05 compared to EUR 13.6 during the same period last year. ARPU was impacted by lower average prices as well as a reclassification of the SIM activation fee from monthly rentals to
8 | Telekom Austria Group: Results for the First Nine Months 2005

equipment revenues and therefore it is not included in ARPU calculation.
Mobiltel was the first operator in Bulgaria to introduce 3G mobile communication technology with the launch of EDGE in February 2005, once again demonstrating its position as innovation leader. In April 2005, Mobiltel accquired the only A class UMTS licence for a total of about EUR 40.0 million. In September 2005, Mobiltel conducted the first UMTS video call in Bulgaria.
Mobiltel’s revenues grew by 7.8% to EUR 144.4 million in 3Q 05 compared to the same period last year, primarily as a result of higher traffic, equipment and interconnection revenues. Traffic revenues showed an increase, as a result of a higher number of subscribers and the shift of customer mix between prepaid and contract shifted towards the contract segment. A higher number of handsets sold in 3Q 05 resulted in higher equipment revenues. Interconnection revenues rose, as more minutes were terminated on Mobiltel’s network. The average interconnection charge for international traffic was higher than in 3Q 04 resulting from an increase in the international termination charge in February 2005.
Mobiltel’s operating income in 3Q 05 decreased by 21.2% to EUR 60.4 million in 3Q 05 mainly due to higher depreciation and amortization charges. The rise in amortization charges is primarily due to the allocation of EUR 509 million of the purchase price to the fair value of the acquired subscriber base which is amortized over a period of 7 years.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 3.7% to EUR 91.3 million. The adjusted EBITDA margin of Mobiltel remained relatively high at 63.2 % in 3Q 05 compared to 65.7% in 3Q 04.
Mobiltel contributed revenues in the amount of EUR 127.5 million, operating income of EUR 49.3 million, adjusted EBITDA of EUR 80.3, capital expenditures of EUR 14.1 million to Telekom Austria’s wireless segment in 3Q 05.
VIPnet
VIPnet in Croatia increased its subscriber numbers by 15.8 % to 1.46 million as of the end of 3Q 05 compared to the end of 3Q 04. Contract subscriber numbers showed a strong growth of 23.4% year-on-year to 234.800, resulting in a contract share of 16.1%. The mobile penetration rate in Croatia stood at 73.4% at the end of September 2005.
The market share of VIPnet decreased slightly to 45.1% at the end of September 05 compared to 46.0% at the end of September 2004, and increased from 44.7% at the end of June 2005. VIPnet’s churn rate fell from 3.8% in 3Q 04 to 0.6% in 3Q 05 due to adaptation of customer’s definition to be comparable to T-Mobile’s definition.
During 3Q 05 revenues rose by 10.7% to EUR 131.9 million primarily driven by a higher subscriber base, a 13.9% increase in minutes of use (MoU) per subscriber, as well as increasing equipment and roaming revenues. Equipment revenues rose as a result of the higher number of handsets sold. Revenues from roaming grew, as more SMS were charged and due to an increase in average charges.
Operating income of VIPnet rose by 16.6% to EUR 43.6 million in 3Q 05 compared to the same period of last year. The revenue increase more than offset higher material expenses which resulted from the increased number of terminals sold. Depreciation and amortization charges fell in 3Q 05 by 10.4% to EUR 19.9 million.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 6.5% to EUR 63.5 million.
Telekom Austria Group: Results for the First Nine Months 2005 | 9

Si.mobil
On July 1, 2005 the Slovenian Agency for Post and Electronic Communications released a new definition for the number of customers reported by mobile operators. Prepaid users can only be counted as active, as long as their prepaid voucher, loaded on their account, is valid. As a result of this, Si.mobil now reported 349.000 customers at the end of September 2005 compared to 363.000 customers at the end of September 2004. This change in customer number reporting does not have any impact on financial figures reported except for ratios calculated per subscriber.
The number of contract subscribers increased by 7.8% to 163.500, bringing Si.mobil’s contract share to 46.8% in 3Q 05, up from 41.8% in 3Q 04.
Si.mobil’s market share declined to 22.1% at the end of 3Q 05 compared to 23.4% at the end of 3Q 04 as a result of a change in the definition of active mobile subscribers. Slovenian mobile penetration stood at 79.7% at the end of September 05 up from 78.7% at the end of September 04.
Revenues rose by 9.8% to EUR 27.9 million, primarily driven by higher average charged minutes of use per subscriber (MoU) and higher Vodafone live! usage revenues. A combined higher share of contract subscribers with a higher average monthly fee per subscriber led to higher monthly rental revenues. ARPU increased by 15.6% to EUR 18.5 during 3Q 05 compared to the same period last year.
Operating income increased by 21.4% to EUR 3.4 million from EUR 2.8 million in 3Q 04, as slightly higher personnel expenses, other expenses and depreciation and amortization charges in 3Q 05 were more than offset by higher revenues. Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 16.0% to EUR 8.7 million during 3Q 05 compared to EUR 7.5 million during the same period last year, reflecting the increased profitability of the business. Si.mobil’s adjusted EBITDA-margin increased from 29.5% in 3Q 04 to 31.2% in 3Q 05.
Consolidated net profit
Year-to-date comparison:
Net income including Mobiltel for the period from July 12 to September 30, 2005 rose by 85.6% to EUR 375.5 million during 1-9M 05, benefiting from higher revenues and a 13.4% lower net interest expense despite an increase in other operating expenses of 3.6%.
During 2Q 04 the Austrian Parliament approved the reduction of the statutory tax rate from 34% to 25%, effective as of January 1, 2005. As a consequence deferred tax assets and liabilities had to be revalued in 2Q 04, increasing tax expenses by EUR 18.8 million. Excluding this amount, the effective tax rate decreased from 32.9% in 1-9M 04 to 23.0% in 1-9M 05 primarily due to the change in tax rate.
In both years the effective tax rate is slightly lower than the statutory tax rates due to tax credits and foreign income tax rate differentials. This caused income tax expenses to fall by 13.3% to EUR 112.0 million, even though income before taxes and minority interests increased by 46.8% to EUR 487.5 million compared to same period last year. Basic and diluted earnings per share increased from EUR 0.41 during 1-9M 04 to EUR 0.76 during 1-9M 05.
Quarterly comparison:
During 3Q 05 net interest expenses showed an increase of 4.6% to EUR 29.6 million due to higher net debt following the acquisition of Mobiltel.
The decrease in “Other income, net” from EUR 4.6 million during 3Q 04 to EUR 1.7 million during 3Q 05 was mostly due to foreign exchange differences.
10 | Telekom Austria Group: Results for the First Nine Months 2005

Income tax expenses increased slightly from EUR 49.0 million in 3Q 04 to EUR 49.5 million in 3Q 05 due to the higher taxable income which was almost entirely offset by the lower average tax rate. Overall, quarterly net income in 3Q 05 rose by 89.8% to EUR 184.1 million and basic and diluted earnings per share nearly doubled from EUR 0.20 to EUR 0.37.
Capital expenditures
Year-to-date comparison:
Total capital expenditures for tangible and intangible assets including Mobiltel for the period from July 12 to September 30, 2005, increased by 23.3% to EUR 378.0 million. Capital expenditures for tangible assets rose by 26.3 % to EUR 374.5 million and for intangible assets declined by 65.0% to EUR 3.5 million. On a comparable basis, excluding Mobiltel, total group capital expenditures increased by 18.7% to EUR 363.9 million for 1-9M 05.
The 16.6% rise in the wireline segment was caused by investments to support the growing broadband customer base and by investments of EUR 16.6 million under the Austrian Telecommunications Interception Ordinance, compliance with which had to be achieved by July 1, 2005.
Capital expenditures for tangible assets in the wireless segment, including Mobiltel, increased by 40.5% to EUR 168.2 million in 1-9M 05 compared to the same period of last year mainly due to the network upgrade for the EDGE and UMTS technology in Austria and the consolidation of Mobiltel.
On a comparable basis, excluding Mobiltel, tangible capital expenditures in the wireless segment increased by 29.5% to EUR 155.0 million in 1-9M 05.
Expenditures for intangible assets decreased by 65.0% to EUR 3.5 million in 1-9M 05, primarily due to lower rights and licence expenses.
Quarterly comparison:
During 3Q 05, group capital expenditures for tangible and intangible assets, including Mobiltel, increased by 11.5% to EUR 128.5 million. On a comparable basis, excluding Mobiltel, total capital expenditures decreased by 0.7% to EUR 114.4 million.
In the wireline segment, capital expenditures for tangible assets decreased slightly by 0.7% to EUR 68.9 million during 3Q 05. Higher investments into broadband access and infrastructure to support the growing ADSL customer base, and capital expenditures for projects including the plan to launch IP-TV, were offset by lower investments into the IT infrastructure.
In the wireless segment, capital expenditures for tangible assets increased by 26.9%. On a comparable basis, excluding Mobiltel, capital expenditures for tangible assets declined by 2.2% to EUR 44.3 million primarily due to lower investments in Croatia and Slovenia.
Mobiltel decreased its capital expenditures for tangible assets by 37.8% to EUR 13.7 million in 3Q 05 compared to EUR 22.0 million in 3Q 04. This decline is primarily due to lower network investments into the fibre optic infrastructure and lower IT expenditures.
Capital Expenditures

in EUR million	3Q 05	3Q 04	% change	1-9M 05	1-9M 04	% change
Wireline tangible	68.9	69.4	-0.7%	206.3	176.9	16.6%
Wireless tangible	57.5	45.3	26.9%	168.2	119.7	40.5%

Tangible	126.4	114.7	10.2%	374.5	296.6	26.3%
Intangible	2.1	0.5	320.0%	3.5	10.0	-65.0%

Total	128.5	115.2	11.5%	378.0	306.6	23.3%

Telekom Austria Group: Results for the First Nine Months 2005 | 11

Cash flow and net debt

in EUR million	3Q 05	3Q 04	% change	1-9M 05	1-9M 04	% change
Cash generated from operations	388.4	443.9	-12.5%	1,022.5	987.6	3.5%
Cash from (used in) investing activities	-923.3	-96.4	-857.8%	-1,254.9	-292.1	-329.6%
Cash from (used in) financing activities	-287.6	-223.8	-28.5%	71.6	-721.4	—
Effect of exchange rate changes	-0.8	-1.5	46.7%	0.2	-2.0	—

Net increase (decrease) in cash and cash equivalents	-823.3	122.2	—	-160.6	-27.9	-475.6%

in EUR million	Sept. 30, 2005	Dec. 31, 2004	% change
Net debt	3,028.9	1,973.9	53.4%
Group capital expenditures for intangible assets increased from EUR 0.5 million to EUR 2.1 million primarily due to a higher number of rights and software licences acquired in Austria.
Cash flow and net debt
Year-to-date comparison:
The increase in cash generated from operations by 3.5% to EUR 1,022.5 million was mainly due to the higher net income more than offsetting the substantial increase in working capital requirements due to a decline of the accounts payable and lower utilization of the asset-backed-securitization program.
Cash used in investing activities increased from EUR 292.1 million to EUR 1,254.9 million primarily as a result of the payment of the cash purchase price in the amount of EUR 905.5 million for Mobiltel. Higher capital expenditures also had a marginal impact on this increase.
Cash from financing activities showed an inflow of EUR 71.6 million compared to an outflow of EUR 721.4 million in 3Q 04. This was primarily caused by the proceeds from the issuance of two bonds at the beginning of 2005 with a total face value of EUR 1,000 million and lower repayment of long-term debt principal.
Quarterly comparison:
Cash generated from operations in 3Q 05 fell by 12.5% to EUR 388.4 million as the increase in working capital requirements due to a decline of the accounts payable and lower utilization of the asset-backed-securitization program could not be offset by the higher net income.
Cash used in investing activities grew from EUR 96.4 million in 3Q 04 to EUR 923.3 million during 3Q 05 reflecting the acquisition of Mobiltel.
During 3Q 05, cash used in financing activities increased by 28.5% to EUR 287.6 million. Redemption of the bond issued by Mobiltel Finance B.V. and of long term debt, as well as changes in short term borrowings and a higher amount of EUR 70.4 million used in the share buyback compared to EUR 30.9 million in 3Q 04, resulted in a total cash outflow of EUR 287.6 million compared to EUR 223.8 million in 3Q 04.
Overall, net debt increased by EUR 1,055.0 million to EUR 3,028.9 million as of September 30, 2005. The debt to equity ratio (net gearing) increased to 105.3%, compared to 67.6% as of June 30, 2005.
Net debt includes long-term debt, short- term borrowings, capital leases, cash and cash equivalents, marketable securities, short-term financing with related parties as well as financial instruments included in other assets and other current assets. Short-term borrowings are reduced by the short-term portion of capital lease and cross-border lease obligations.
12 | Telekom Austria Group: Results for the First Nine Months 2005

Personnel (full-time employees)

	End of period			Average of period
	Sep. 30, 05	Sep. 30, 04		change		1-9M 05	1-9M 04	change
Wireline	9,585	9,676	-91		9,613		10,103	-490
Wireless	5,963	3,632	2,331		4,395		3,651	744

Total	15,548	13,308	2,240		14,008		13,754	254

Personnel
Total group headcount, including Mobiltel, increased to 15,548 at the end of September 2005, representing an increase of 2,240 compared to September 2004. Mobiltel had 2,374 full time employees at the end of September 05 compared to 2,309 at the end September 04. On a comparable basis, excluding Mobiltel, headcount decreased by 1.0% to 13.169.
The headcount in the wireline segment fell by 91 employees to 9,585 a the end of September 2005. In the wireless segment the headcount number increased by 64.2% to 5,963 at the end of September 2005. On a comparable basis, excluding Mobiltel, the number of employees in the wireless segment decreased by 1.2% to 3,589.
Other events
At the AGM held on May 25, 2005 Telekom Austria’s authorization to acquire treasury shares was extended until November 25, 2006. Based on this authorization, Telekom Austria acquired 4,262,762 treasury shares at an average purchase price of EUR 16.52 in 3Q 05. As of September 2005, Telekom Austria held 14,603,555 treasury shares at an average purchase price of EUR 13.45, which includes 3.3 million shares bought back in February 2004 through the exercise of call options. Thus, Telekom Austria reported a reduction in shareholders’ equity in the amount of EUR 196.4 million as of September 30, 2005.
Details of the purchases are published each Tuesday on our corporate website under www.telekom.at
On September 5, 2005 Mobiltel Finance B.V., a 100% subsidiary of Telekom Austria redeemed all outstanding notes with a face value of EUR 200,000,000.
The following major subsequent events occurred after September 30, 2005:
On November 1, 2005, Mobiltel and its parent company, TAG-Tel EAD, completed all merger formalities in accordance with the Bulgarian law. The merger will affect tax deductability of assets and liabilities acquired in the course of the acquisition of Mobiltel which have so far only been included in the consolidated accounts according to U.S. GAAP but not in the single company accounts that are relevant for tax purposes. Consequently, the company will have to adjust deferred tax assets and liabilities from the acquisition in the fourth quarter of 2005.
On October 31, 2005, Telekom Austria paid a contingent purchase price of EUR 100.2 million to the sellers of Mobiltel as Mobiltel reached the specified performance indicators as of August 31, 2005. A deferred consideration of EUR 182.0 million is payable in 4Q 2005.
On October 28, 2005, mobilkom austria announced that the Province of Lower Austria has reached an agreement with mobile operators. The Province of Lower Austria will refrain from introducing a tax on mobile transmission masts as of January 1, 2006. In return all mobile operators will withdraw the lawsuits they individually filed before the Constitutional Court against the introduction of this tax.
Telekom Austria Group: Results for the First Nine Months 2005 | 13

Outlook for the business year 2005
As a result of the acquisition of Mobiltel on July 12, 2005, the results for the full year 2005 will include almost 6 months of Mobiltel’s results. On a comparable basis, the results of the first nine months 2005 fully support the outlook for the business year 2005 included in the publication of the results for the first half 2005.
For the financial year 2005 Telekom Austria Group expects revenue growth of more than 5%, primarily driven by the consolidation of Mobiltel from July 12, 2005. Adjusted EBITDA is expected to increase by more than 10%, driven by the contribution of the Bulgarian operation. On a comparable basis, excluding the effect of the consolidation of Mobiltel, Telekom Austria continues to expect at least a flat development of revenues and adjusted EBITDA, with growth in the wireless segment compensating for the decline in the wireline segment.
Operating income is expected to increase further, benefiting from the contribution of Mobiltel as well as from the continuing decline in depreciation and amortization. Including Mobiltel’s results net income is expected to grow by approximately two thirds. Group net income growth is also benefiting from a lower tax rate following the Austrian tax reform and lower taxation in Bulgaria.
Including capital expenditures in Mobiltel, Telekom Austria Group capital expenditure is expected to increase by approximately 15%. On a comparable basis, capital expenditures for tangible assets in 2005 will increase temporarily by less than 10% mainly due to investments in EDGE infrastructure in Austria, the UMTS network in Croatia, and certain investments required for compliance with the Austria Telecommunications Interception Ordinance in the wireline segment.
The plan to increase the pay-out ratio to 65% for the financial year 2005 reflects the sustained profitability and strong cash flow generation of Telekom Austria Group and the commitment by the management to increase shareholder returns. As of September 30, 2005 the distributable reserves in the statutory accounts earmarked for share buyback programs amounted to EUR 394.9 million. The current buyback program runs until November 25, 2006. The execution of the buyback program will be balanced with further expansion steps and executed under the current legal framework and market conditions.
Cash flow from operations, however, will be considerably higher than the combined cash flows for capital expenditures, the dividend payment and the planned continuation of the share buyback program.
In the wireline segment the migration of voice volumes to mobile networks will continue. The broadband business will be strengthened with new content-related offers, but will still fail to fully compensate for the decline in other areas. The expected decline in revenues and adjusted EBITDA can also be explained by the one-off effects of a temporary increase in the international wholesale business and the invoicing of costs in connection with the provision of universal services reported in 2004 in the wholesale business. However, a sustained decline in depreciation and amortization expenses should allow a continued growth of operating income.
Despite the beginning of consolidation in the Austrian market, we expect competition in the near term to remain strong. Against this background, mobilkom austria will focus even more strongly on marketing a broad portfolio of data services developed in cooperation with Vodafone. Nevertheless, the expected increase in revenues, adjusted EBITDA and operating income will largely be attributable to foreign operations including Mobiltel. The market entry of a third operator is expected to lead to a slowdown in growth in Croatia and Bulgaria.
14 | Telekom Austria Group: Results for the First Nine Months 2005

Disclaimer: Although Telekom Austria has conducted diligence customary in acquisitions in Central and Eastern Europe, based on the information to which Telekom Austria was given access during the acquisition process, Telekom Austria has not been involved in the management of Mobiltel until July 12, 2005. As a result, Telekom Austria’s assessment of the risks and opportunities presented by the acquisition, as well as the effects of the acquisition on Telekom Austria’s financial results, may not be accurate and there may be risks of which Telekom Austria is not aware. The description of Mobiltel and its financial data contained in this press release is based solely upon the information provided to Telekom Austria during the acquisition process and during the short period of time of its involvement in the management of Mobiltel since July 12, 2005. Financial data prior to this period are given for comparative purposes only. Telekom Austria does not take responsibility for the correctness of these figures.
This news release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “believe,” “intend,” “anticipate,” “plan,” “expect” and similar expressions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:
•	the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products;

•	competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants;

•	the effects of our tariff reduction or other marketing initiatives;

•	the regulatory developments and changes, including the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements;

•	our ability to achieve cost savings and realize productivity improvements;

•	the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings;

•	our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs;

•	the progress of our domestic and international investments, joint ventures and alliances

•	the impact of our new business strategies and transformation program;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures;

•	the outcome of litigation in which we are involved;

•	the level of demand in the market for our shares which can affect our business strategies;

•	changes in the law including regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve.
Telekom Austria Group: Results for the First Nine Months 2005 | 15

TELEKOM AUSTRIA AG
Consolidated Balance Sheets
(in EUR millions)

	Sept. 30,	December 31,
	2005	2004
	unaudited	audited
ASSETS
Current assets
Cash and cash equivalents	127.6	288.2
Short-term investments	6.9	10.5
Accounts receivable-trade, net of allowances of EUR 98.5 and EUR 73.5 as of September 30, 2005 and December 31, 2004	501.6	408.8
Accounts receivable sold, net of allowances of EUR 42.2 und EUR 21.2 as of September 30, 2005 and December 31, 2004	208.1	173.4
Receivables due from related parties	2.3	0.1
Inventories	105.2	83.1
Deferred tax assets	17.9	59.9
Prepaid expenses	115.1	100.2
Taxes receivable	8.5	3.7
Assets held for sale	2	2.7
Other current assets	139.5	143.3
Total Current Assets	1,234.7	1,273.9

Property, plant and equipment, net	3,800.9	3,888.7
Goodwill	1,184.5	596.6
Other intangible assets, net	1,467.5	667.3
Investments in affiliates	3.9	3.6
Other investments	153.0	133.2
Deferred tax assets	19.2	19.4
Other assets	714.8	659.8

TOTAL ASSETS	8,578.5	7,242.5

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	880.2	751.1
Accounts payable —trade	399.4	534.5
Accrued liabilities	174.4	194.3
Payables to related parties	13.8	22.9
Deferred income	185.2	169.0
Income taxes payable	23.9	18.0
Other current liabilities	519.0	182.3
Total Current Liabilities	2,195.9	1,872.1

Long-term debt, net of current portion	2,412.4	1,647.2
Lease obligations, net of current portion	816.4	761.1
Employee benefit obligations	113.4	110.0
Other liabilities and deferred income	162.9	110.5
Stockholders’ equity
Share capital, no par value shares, 560,000,000 authorized (2004:560,000,000) issued 500,000,000 (2004: 500,000,000) outstanding 485,396,445 (2004: 493,744,306)	1,090.5	1,090.5
Treasury shares	-196.4	-63.4
Additional paid in capital	453.6	458.1
Retained earnings	1,524.1	1,266.6
Accumulated other comprehensive loss	5.7	-10.2
Total Stockholders’ Equity	2,877.5	2,741.6

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	8,578.5	7,242.5

16 | Telekom Austria Group: Results for the First Nine Months 2005

TELEKOM AUSTRIA AG
Consolidated Statements of Operations
(in EUR millions, except per share information)

			3Q 05	3Q 04	1-9M 05	1-9M 04
			unaudited*	unaudited	unaudited*	unaudited
Operating revenues	a	)	1,191.3	1,046.2	3,205.8	3,031.2

Operating expenses	b	)
Materials			-88.6	-74.6	-224.1	-212.4
Employee costs, including benefits and taxes			-157.2	-157.0	-496.6	-496.8
Depreciation and amortization			-281.6	-273.7	-815.7	-837.9
Impairment charges			0.0	-0.9	0.0	-1.1
Other operating expenses			-402.5	-370.0	-1,110.0	-1,071.1

Operating income			261.4	170.0	559.4	411.9
Other income (expense)
Interest income	c	)	19.4	18.1	64.4	55.1
Interest expense	d	)	-49.0	-46.4	-145.5	-148.8
Equity in earnings of affiliates			0.1	0.0	0.3	0.3
Other, net			1.7	4.6	8.9	13.5

Income before income taxes, minority interests			233.6	146.3	487.5	332.0

Income tax expense			-49.5	-49.0	-112.0	-129.2
Minority interests			0.0	-0.3	0.0	-0.5

Net income			184.1	97.0	375.5	202.3

Basic and fully diluted earnings per share			0.37	0.20	0.76	0.41
Weighted-average number of ordinary shares in issue			487,731,706	495,838,411	490,821,653	497,412,468

a) includes revenues from related parties of			14.2	15.1	42.5	48.1
b) includes operating expenses from related parties of			25.1	23.3	75.6	85.7
c) includes interest income from related parties of			0.0	0.0	0.0	0.0
d) includes interest expense from related parties of			0.0	0.0	0.0	0.0
*	Consolidated 3Q 05 and 1-9M 05 financial figures of Telekom Austria include financial figures for Mobiltel for the period from July 12 through September 30, 2005. Mobiltel financial results are not included in 3Q 04 and 1-9M 04 results.
Telekom Austria Group: Results for the First Nine Months 2005 | 17

TELEKOM AUSTRIA AG
Consolidated Statements of Cash Flows
(in EUR million)

	3Q 05	3Q 04	1-9M 05	1-9M 04
	unaudited*	unaudited	unaudited*	unaudited
Cash generated from operations
Net Income	184.1	97.0	375.5	202.3
Adjustments to reconcile net income to cash generated from operations
Depreciation, amortization and impairment charges	281.6	274.6	815.7	839.0
Write-offs from investments	0.0	0.0	0.0	0.4
Employee benefit obligation — non cash	4.7	4.0	9.2	7.9
Allowance for doubtful accounts	8.7	4.2	28.7	17.5
Change in deferred taxes	28.3	32.0	71.3	94.0
Equity in earnings of affiliates less than (in excess of) dividends received	-0.1	0.0	-0.3	-0.3
Stock compensation	0.6	1.4	7.1	3.1
Asset retirement obligation — accretion expense	-4.2	4.0	-2.6	4.7
Setlement of asset retirement obligation	-0.3	0.0	-0.9	0.0
Gain on sale of investments	-0.3	-1.2	-4.0	-4.6
Loss on disposal / retirement of equipment	2.3	0.0	-9.1	21.5
Other	-0.1	-0.8	-0.3	-1.0

	321.2	318.2	914.8	982.2
Changes in assets and liabilities, net of effect of business acquired
Accounts receivable — trade	-28.6	20.6	-90.4	30.7
Due from related parties	-0.8	0.0	-1.7	1.1
Inventories	-8.6	-1.6	-17.0	-3.0
Prepaid expenses and other assets	-4.7	-4.5	10.0	-4.1
Accounts payable — trade	-55.0	9.8	-149.1	-177.0
Employee benefit obligation	-1.8	-6.0	-6.1	-44.6
Accrued liabilities	-22.6	1.7	-22.6	-19.3
Due to related parties	-4.8	-2.3	-13.2	-10.9
Other liabilities and deferred income	10.0	11.0	22.3	30.2
	-116.9	28.7	-267.8	-196.9

	388.4	443.9	1,022.5	987.6

Cash from (used in) investing activities
Capital expenditures, including interest capitalized	-128.5	-115.2	-378.0	-306.6
Acquisitions and investments, net of cash acquired	-905.5	0.0	-905.5	-0.2
Purchase of call option to acquire equity of target company	80.0	0.0	0.0	0.0
Proceeds from sale of equipment	4.6	9.9	20.3	11.7
Purchase of investments — short-term	-0.2	-8.8	-45.1	-34.4
Purchase of investments — long-term	-0.1	-0.9	-1.0	-1.6
Proceeds from sale of investments — short-term	26.2	18.4	53.2	34.5
Proceeds from sale of investments — long-term	0.2	0.2	1.2	4.5

Cash used in investing activities	-923.3	-96.4	-1,254.9	-292.1

Cash from (used in) financing activities
Principal payments on bonds	-145.3	0.0	-145.3	-2.2
Proceeds from issuance of long-term debt and bonds	0.0	69.6	989.0	69.6
Principal payments on long-term debt	-1.8	-107.9	-445.0	-567.2
Changes in short-term bank borrowings	-70.0	-154.6	-76.2	-97.0
Purchase of treasury shares	-70.4	-30.9	-133.0	-60.8
Proceeds from sale of treasury shares	0.0	0.0	0.0	0.8
Dividends paid	-0.1	0.0	-117.9	-64.6

Cash generated from (used in) financing activities	-287.6	-223.8	71.6	-721.4

Effect of exchange rate changes	-0.8	-1.5	0.2	-2.0

Net increase (decrease) in cash and cash equivalents	-823.3	122.2	-160.6	-27.9

Cash and cash equivalents at beginning of period			288.2	201.9
Cash and cash equivalents at end of period			127.6	174.1
*	Consolidated 3Q 05 and 1-9M 05 financial figures of Telekom Austria include financial figures for Mobiltel for the period from July 12 through September 30, 2005. Mobiltel financial results are not included in 3Q 04 and 1-9M 04 results.
18 | Telekom Austria Group: Results for the First Nine Months 2005

TELEKOM AUSTRIA AG
Unaudited Consolidated Statement of Changes in Stockholders ´ Equity

							Accumulated
	Common stock		Treasury stock		Additional		other	Total
	Number of		Number of		paid in	Retained	comprehensive	stockholders’
(in EUR millions)	shares	Par value	shares	at cost	capital	earnings	income (loss)	equity
Balance December 31, 2004	500,000,000	1,090.5	-6,255,694	-63.4	458.1	1,266.5	-10.2	2,741.5
Comprehensive income
Net income						375.5		375.5
Net unrealized loss on securities, net of EUR 0.2 deferred income tax							0.7	0.7
Foreign currency translation adjustment net of EUR -0.2 deferred income tax							12.4	12.4
Unrealized net gain of hedging activities, net of EUR 0.1 deferred income tax							-0.2	-0.2
Realized net gain of hedging activities, net of EUR -0.9 deferred income tax							3.0	3.0
Total comprehensive income								391.4
Distribution of dividends						-117.9		-117.9
Modification of stock option plan					-4.5			-4.5
Purchase of treasury stock			-8,347,861	-133.0				-133.0

Balance September 30, 2005	500,000,000	1,090.5	-14,603,555	-196.4	453.6	1,524.1	5.7	2,877.5

Net Debt

(in EUR millions)	Sept. 30, 2005	Dec. 31, 2004
Long-term debt	2,412.4	1,647.2
Short-term debt	880.2	751.1
- Short-term portion of capital and cross border lease	-114.6	-95.3
+ Capital lease obligations	0.9	1.6
Cash and cash equivalents, short-term and long term investments	-150.0	-312.9
Financial instruments, included in other assets and other current assets	0.0	-17.8
Net debt	3,028.9	1,973.9

Net debt/equity	105.3%	72.0%

Reconciliation from Adjusted EBITDA to Net Income

	3Q 05	3Q 04	1-9M 05	1-9M 04
(in EUR millions)	unaudited*	unaudited	unaudited*	unaudited
Adjusted EBITDA (excluding impairment charges)**	543.0	444.4	1,375.1	1,250.8
Impairment charges	0.0	-0.9	0.0	-1.1
Consolidated adjusted EBITDA (including impairment charges)	543.0	443.5	1,375.1	1,249.7
Depreciation and amortization	-281.6	-273.7	-815.7	-837.9
Interest income	19.4	18.1	64.4	55.1
Interest expense	-49.0	-46.4	-145.5	-148.8
Equity in earnings of affiliates	0.1	0.0	0.3	0.3
Other, net	1.7	4.6	8.9	13.5

Income before taxes, minority interests and cumulative effect of change in accounting principles	233.6	146.3	487.5	332.0
Income tax expense	-49.5	-49.0	-112.0	-129.2
Minority interests	0.0	-0.3	0.0	-0.5

Net income	184.1	97.0	375.5	202.3

*	Consolidated 3Q 05 and 1-9M 05 financial figures of Telekom Austria include for the first time financial figures for Mobiltel for the period from July 12 through September 30, 2005. Mobiltel financial results are not included in 3Q 04 and 1-9M 04 results.

**	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges
Telekom Austria Group: Results for the First Nine Months 2005 | 19

Operating Results by Segment

(in EUR million)	3Q 05*	3Q 04	% change	1-9M 05*	1-9M 04	% change
Revenues
Wireline	534.4	546.4	-2.2%	1,600.0	1,635.2	-2.2%
Wireless	722.2	563.9	28.1%	1,784.3	1,583.2	12.7%
Other & eliminations	-65.3	-64.1	-1.9%	-178.5	-187.2	-4.6%

Totals revenues	1,191.3	1,046.2	13.9%	3,205.8	3,031.2	5.8%

Wireless revenues on a comparable basis, excl. Mobiltel*	595.6	563.9	5.6%	1657.7	1583.2	4.7%
Operating income
Wireline	54.7	37.6	45.5%	113.8	78.2	45.5%
Wireless	206.3	132.2	56.1%	444.3	344.2	29.1%
Other & eliminations	0.4	0.2	100.0%	1.3	-10.6	—

Consolidated operating income	261.4	170.0	53.8%	559.4	411.8	35.8%

Wireless operating income on a comparable basis, excl. Mobiltel*	156.9	132.2	18.7%	394.9	344.2	14.7%
Adjusted EBITDA**
Wireline	217.0	220.3	-1.5%	633.4	648.5	-2.3%
Wireless	325.6	224.1	45.3%	740.6	613.2	20.8%
Other & eliminations	0.4	0.0	—	1.1	-10.9	—

Consolidated adjusted EBITDA	543.0	444.4	22.2%	1,375.1	1,250.8	9.9%

Wireless adjusted EBITDA on a comparable basis, excl. Mobiltel*	245.3	224.1	9.5%	660.3	613.2	7.7%
Capital Expenditures

in EUR million	3Q 05*	3Q 04	% change	1-9M 05*	1-9M 04	% change
Wireline tangible	68.9	69.4	-0.7%	206.3	176.9	16.6%
Wireless tangible	57.5	45.3	26.9%	168.2	119.7	40.5%
Tangible	126.4	114.7	10.2%	374.5	296.6	26.3%
Intangible	2.1	0.5	320.0%	3.5	10.0	-65.0%

Total	128.5	115.2	11.5%	378.0	306.6	23.3%

Wireless tangible capital expenditures on a comparable basis, excl. Mobiltel*	44.3	45.3	-2.2%	155.0	119.7	29.5%
Personnel

	End of period			Average of period
(full-time employees)	Sep. 30, 05	Sep. 30, 04	change	1-9M 05	1-9M 04	change
Wireline	9,585	9,676	-91	9,613	10,103	-490
Wireless	5,963	3,632	2,331	4,395	3,651	744

Telekom Austria Group	15,548	13,308	2,240	14,008	13,754	254

*	Consolidated 3Q 05 and 1-9M 05 financial figures of Telekom Austria include financial figures for Mobiltel for the period from July 12 through September 30, 2005. Mobiltel financial results are not included in 3Q 04 and 1-9M 04 results.

**	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges
20 | Telekom Austria Group: Results for the First Nine Months 2005

Operational Data Wireline

Lines and channels (in '000):	Sept. 30, 2005	Sept. 30, 2004	% change
PSTN access lines	2,388.9	2,478.1	-3.6%
Basic ISDN access lines	427.0	444.8	-4.0%
Multi ISDN access lines	7.4	7.7	-4.1%

Total access lines	2,823.3	2,930.6	-3.7%

Total access channels	3,464.3	3,599.5	-3.8%

ADSL retail access lines	424.1	260.1	63.1%
ADSL wholesale access lines	101.7	77.9	30.5%

Total ADSL access lines	525.8	338.0	55.6%

Traffic minutes (in millions of minutes) during
the period:	3Q 05	3Q 04	% change	1-9M 05	1-9M 04	% change
National	913	977	-6.5%	2,901	3,126	-7.2%
Fixed-to-mobile	208	212	-2.2%	628	641	-2.0%
International	108	113	-4.8%	333	353	-5.9%

Total voice minutes	1,229	1,302	-5.6%	3,861	4,120	-6.3%

Internet dial up	507	734	-30.9%	1,782	2,617	-31.9%

Total wireline minutes	1,736	2,036	-14.7%	5,643	6,737	-16.2%

Total voice market share				55.9%	54.0%
Total market share (incl. Internet dial up)				56.2%	55.2%
Total average voice telephony tariff (EUR/min.)	0.077	0.079	-2.2%	0.076	0.076	-0.8%
Total average Internet dial-up tariff (EUR/min.)	0.017	0.017	0.6%	0.017	0.017	-0.6%

	Sept. 30, 2005	Sept. 30, 2004	% change
Internet subscribers in Austria (‘in 000)	1,384.8	1,127.7	22.8%
Czech On Line customers (‘in 000)	199.2	261.3	-23.8%

Wireline operating revenues (in EUR million)	3Q 05	3Q 04	% change	1-9M 05	1-9M 04	% change
Switched voice traffic revenues	97.6	101.2	-3.6%	300.1	304.2	-1.3%
Switched voice monthly rental & other voice telephony revenues	137.8	142.0	-3.0%	415.6	431.0	-3.6%
Payphones & value added services	12.2	14.3	-14.7%	36.9	39.6	-6.8%
Data & IT-solutions including wholesale	104.3	112.4	-7.2%	308.7	329.0	-6.2%
Internet access & media	59.6	50.7	17.6%	175.9	152.9	15.0%
Wholesale voice telephony & Internet	90.3	90.8	-0.6%	268.7	275.6	-2.5%
Other	32.6	35.0	-6.9%	94.1	102.9	-8.6%

Total wireline operating revenues	534.4	546.4	-2.2%	1,600.0	1,635.2	-2.2%

Telekom Austria Group: Results for the First Nine Months 2005 | 21

Operational Data Wireless

Wireless (EUR million)	3Q 05*	3Q 04	% change	1-9M 05*	1-9M 04	% change
Revenues	722.2	563.9	28.1%	1,784.3	1,583.2	12.7%
Operating income	206.3	132.2	56.1%	444.3	344.2	29.1%
Adjusted EBITDA**	325.6	224.1	45.3%	740.6	613.2	20.8%
Data as a portion of traffic-related revenues	17.1%	14.3%

Wireless, on a comparable basis, excluding Mobiltel	3Q 05	3Q 04	% change	1-9M 05	1-9M 04	% change
Revenues	595.6	563.9	5.6%	1,657.7	1,583.2	4.7%
Operating income	156.9	132.2	18.7%	394.9	344.2	14.7%
Adjusted EBITDA**	245.3	224.1	9.5%	660.3	613.2	7.7%
Data as a portion of traffic-related revenues	18.8%	14.3%

	Sept. 30, 05	Sept. 30, 04	% change
Subscribers (’000)	8,456.2	4,819.3	75.5%
Subscribers on a comparable basis, excl. Mobiltel	5,123.3	4,819.3	6.3%

mobilkom austria (EUR million)	3Q 05	3Q 04	% change	1-9M 05	1-9M 04	% change
Revenues	442.6	428.3	3.3%	1,278.1	1,245.6	2.6%
Operating income	109.2	92.1	18.6%	300.1	280.6	6.9%
Adjusted EBITDA**	172.3	156.8	9.9%	489.8	471.7	3.8%
Monthly ARPU (EUR)	37.7	39.2	-3.8%
Subscriber acquisition cost (SAC)	10.8	19.2	-43.8%
Subscriber retention cost (SRC)	14.2	20.0	-29.0%
Churn (3 months)	4.4%	4.0%
Monthly MoU charged/ø subscriber	133.4	123.4	8.1%

	Sept. 30, 05	Sept. 30, 04	% change
Subscribers (’000)	3,309.5	3,191.6	3.7%
Contract share	55.8%	53.8%
Market share	39.5%	41.8%
Market penetration	102.6%	93.7%

Mobiltel (EUR million) as reported	3Q 05*	3Q 04	% change	1-9M 05*	1-9M 04	% change
Revenues	127.5			127.5
Operating income	49.3			49.3
Adjusted EBITDA**	80.3			80.3

Mobiltel (EUR million) full period
for purpose of comparison only	3Q 05	3Q 04	% change	1-9M 05	1-9M 04	% change
Revenues	144.4	133.9	7.8%
Operating income	60.4	76.6	-21.2%
Adjusted EBITDA**	91.3	88.0	3.7%
Monthly ARPU (EUR)	12.8	13.6	-5.9%

	Sept. 30, 05	Sept. 30, 04	% change
Subscribers (’000)	3,332.9	3,013.5	10.6%
Contract share	35.4%	34.5%
Market share	60.8%	66.9%
Market penetration	69.7%	57.3%
*	Consolidated 3Q 05 and 1-9M 05 financial figures of Telekom Austria include financial figures for Mobiltel for the period from July 12 through September 30, 2005. Mobiltel financial results are not included in 3Q 04 and 1-9M 04 results.

**	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.
22 | Telekom Austria Group: Results for the First Nine Months 2005

Operational Data Wireless

VIPnet (EUR million)	3Q 05	3Q 04	% change	1-9M 05	1-9M 04	% change
Revenues	131.9	119.1	10.7%	318.7	286.2	11.4%
Operating income	43.6	37.4	16.6%	78.4	61.7	27.1%
Adjusted EBITDA*	63.5	59.6	6.5%	138.5	125.0	10.8%
Monthly ARPU (EUR)	21.0	21.7	-3.2%

	Sept. 30, 05	Sept. 30, 04	% change
Subscribers (’000)	1,461.1	1,261.4	15.8%
Contract share	16.1%	15.1%
Market share	45.1%	46.0%
Market penetration	73.4%	62.3%

Si.mobil (EUR million)	3Q 05	3Q 04	% change	1-9M 05	1-9M 04	% change
Revenues	27.9	25.4	9.8%	73.2	65.4	11.9%
Operating income	3.4	2.8	21.4%	7.0	2.8	150.0%
Adjusted EBITDA*	8.7	7.5	16.0%	22.2	16.7	32.9%
Monthly ARPU (EUR)	18.5	16.0	15.6%

	Sept. 30, 05	Sept. 30, 04	% change
Subscribers (’000)	349.0	363.0	-3.9%
Contract share	46.8%	41.8%
Market share	22.1%	23.4%
Market penetration	79.7%	78.7%

mobilkom [liechtenstein] (EUR million)	3Q 05	3Q 04	% change	1-9M 05	1-9M 04	% change
Revenues	4.9	2.6	88.5%	11.0	8.4	31.0%
Operating income	0.5	0.2	150.0%	1.6	1.0	60.0%
Adjusted EBITDA*	0.7	0.3	133.3%	2.1	1.4	50.0%

	Sept. 30, 05	Sept. 30, 04	% change
Subscribers (’000)	3.7	3.3	12.1%
*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.
Telekom Austria Group: Results for the First Nine Months 2005 | 23

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: November 17, 2005